Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization	Names Under Which Subsidiary Does Business
ISI Security Group, Inc.	Delaware	Non-operating subsidiary
ISI Detention Contracting Group, Inc	Texas	ISI Detention Contracting Group
Detention Contracting Group, Ltd	Texas	Management operating subsidiary
ISI Detention Contracting Group, Inc	California	PDI
ISI Detention Contracting Group, Inc	New Mexico	Non-operating subsidiary
ISI Systems, Ltd	Texas	Non-operating subsidiary
ISI Detention Systems	Texas	Non-operating subsidiary
ISI Controls, Ltd	Texas	Metroplex Control Systems
Metroplex Control Systems, Inc	Texas	Non-operating subsidiary
Metroplex Commercial Fire and Security Alarms, Inc	Texas	MCS Commercial
MCFSA Ltd	Texas	MCS and Metroplex Controls Systems Inc
Com-Tec Security, LLC	Wisconsin	Com-Tec Security
Com-Tec California Limited Partnership	Wisconsin	Com-Tec California